
March 3, 2015

Via E-mail
Mr. Nicholas Swenson
Groveland Group
3033 Excelsior Blvd
Suite 560
Minneapolis, MN 55416

>   **Re: Biglari Holdings Inc.**
>   **Preliminary Revised Proxy Statement on Schedule 14A**
>   **Filed March 3, 2015 by Nicholas J. Swenson, Groveland Capital LLC,**
>   **Groveland Hedged Credit Fund LLC, Groveland Master Fund Ltd., Seth G.**
>   **Barkett, Thomas R. Lujan, James W. Stryker, Ryan P. Buckley and**
>   **Stephen J. Lombardo III**
>   **File No. 000-08445**

Dear Mr. Swenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Accountability, Action Plan and Cash Flow, page 19

1.   We note your response to prior comment 5. Please clarify the "actions" that "will generate substantial SG&A cost savings" as disclosed on page 20.

Our Nominees, page 23

2.   We note the revisions made in response to prior comment 8. Please also revise to disclose the principal business of Lujan Legal Counsel, LLC in accordance with Item 401(e)(1) of Regulation S-K.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter D. Fetzer, Esq.
        Foley & Lardner LLP